
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** _____
- ☐ **Form C/A: Amendment to Offering Statement:** _____
    - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: JDWight LLC dba CANRVE
Legal status of issuer:
      Form: LLC
      Jurisdiction of Incorporation/Organization: Florida
      Date of organization): 5/27/2016
Physical address of issuer: 20423 State Road 7, Suite #6 Boca Raton, FL, 33498
Website of issuer: CANRVE.com

Name of intermediary through which the offering will be conducted: FUNADANNA (TRUCROWD, INC)
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary will get paid an 8% success fee with $3,500 paid upfront

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None/

Type of security offered: Simple Agreement for Future Equity AND Revenue Participation
Target number of securities to be offered: 4,000
Price (or method for determining price): $5 per Unit
Target offering amount: $20,000
Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): $1,070,000
Deadline to reach the target offering amount: 01/31/2018



NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

	Current number of employees:		*2*	
Total Assets:	Most recent fiscal year-end:	$25,219	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

JDWight LLC dba CANRVE
(Issuer)

By Dwight Orbin Johnson, CEO

X *Dwight Johnson*
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X *Dwight Johnson*
(Signature)

CEO
(Title)
11/21/2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

THE COMPANY

1. Name of issuer: JDwight LLC operating as CANRVE

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain: ______

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Dwight Orbin Johnson   Dates of Board Service: April 2017

Principal Occupation: Chairman and President
Employer: CANRVE   Dates of Service: April 2017
Employer's principal business: Digital Online Tourist Booking Website

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Unique Vacations Inc. (Worldwide Representative of Sandals &Beach Resorts)
Employer's principal business: Vacationing Resorts
Title: Chief Business Development Officer   Dates of Service: Jan/00-May/17
Responsibilities: National Accounts

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Dwight Orbin Johnson
Title: CEO   Dates of Service: April 2017
Responsibilities: Execute the vision of the company and get results.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Unique Vacations Inc. (Worldwide Representative of Sandals &Beach Resorts)
Employer's principal business: Vacationing Resorts
Title: Chief Business Development Officer   Dates of Service: Jan/00-May/17
Responsibilities: National Accounts

Name: Horaine Carty
Title: Chief Operating Officer   Dates of Service: Aug/17
Responsibilities: Operations Management

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Pinnacle Wealth Broker
Employer's principal business: Exempt Market Dealer
Title: Private Wealth Adviser   Dates of Service: Apr/17
Responsibilities: Exempt Market Securities Adviser

Employer: Manulife Securities Inc
Employer's principal business: Investment Brokerage
Title: Investment Adviser   Dates of Service: Mar/16-Apr/17
Responsibilities: Investment Adviser

Employer: Edward Jones Canada
Employer's principal business: Investment Brokerage
Title: Investment Adviser   Dates of Service: Jan/15-Nov/15
Responsibilities: Investment Adviser

Name: Laura Rostenberg

Title: Communications Director   Dates of Service: April 2017
Responsibilities: Communications

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Journey Group LLC
Employer's principal business: Travel Services
Title: Owner & Operator   Dates of Service: Nov/02
Responsibilities: Sales & Operations

Name: Nadine Johnson

Title: VP Business Development & Sales   Dates of Service: Apr/17
Responsibilities: Business Development & Sales

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Jump Communications
Employer's principal business: Marketing & Communications
Title: Owner & Operator   Dates of Service: Jan 2014
Responsibilities: Sales & Operations

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Dwight Orbin Johnson	960	**96%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

CANRVE is an online travel website dedicated to the cannabis community. There is no other comprehensive database of cannabis friendly lifestyle options in the travel space. Retail sales are a true reflection of the increase in the number of cannabis users and sales in the U.S. according to Greenwave Advisors, are projected to grow to $30 billion by 2021.

CANRVE combines all aspects of travel on one platform. Starting with home rentals, events, activities, culinary services, and a dispensary guide, with plans to include cannabis friendly hotel offerings and an advertising platform which will allow you to advertise just about anything related to cannabis.

We offer our customers Cannabis Friendly Homes we call C-Homes. Users will search our eclectic list and find the one that best fits their needs. Whether it is a condo, a villa, an apartment or if they are looking for something a bit larger or more unique, we've got that too. The best part is, our clients are renting a private home from someone who understands their lifestyle.

Our dispensary guide is geared towards the traveler who wants to either experience cannabis in a legal environment or the medical patient who needs their prescription filled while traveling. Not all dispensaries are built the same. Our guide will help distinguish which product offerings can be found where so travelers know exactly which dispensary to go to find what they are looking for. If they are new to the cannabis world, they can book a dispensary tour under lifestyle activities.

Our cannabis lifestyle activity offerings will also include adventures such as cannabis farm tours, infused spa treatments, art classes, cooking classes and more. If you don't want to do the cooking yourself, CANRVE will offer a full list of cannabis chefs available for hire.

To date, eight states and Washington DC have legalized both recreational and medical marijuana. The eight are Washington, Oregon, Alaska, Colorado, California, Massachusetts, Nevada, and Maine. Our initial product offering is centered around these states. We plan to move into the medical marijuana only states and Canada and other International Destinations over the course of the next 12 months.

CANRVE.com is simple to use with multiple interfaces for each of our target audiences. Our audience base is broken into two sectors; partners and travelers. Our current partners are property owners, lifestyle activity providers, dispensary owners

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

and cannabis chefs who have decided to list their business on CANRVE. CARNVE gives our partners a platform to showcase their services to an audience of like-minded individuals who have the strongest potential of becoming their clients.

CANRVE's future is bright and will mirror that of the rapid growth of the overall cannabis industry. Sales for legal marijuana are growing at such a fast pace that the industry has to supersize their operations. Growing and producing marijuana products is now happening on an industrial scale and the need for cannabis friendly options in the travel industry will only increase.

Problem

- **There are very few** cannabis friendly accommodations available in the marketplace today.
- **Price is a concern** for customers booking any type of travel online.
- **Hotels leave you disconnected** from the city and its culture, and even if legal, they are not open to the concept of marijuana usage.
- **No easy way exists to book** a cannabis friendly home, cannabis lifestyle activity or become a host.
- **Medical marijuana patients need** an option/solution for legal accommodation while traveling.
- **Public consumption of marijuana is against the law**. It can only be used in a home or on private property.
- **There is no widely available service to match marijuana users** with places they can safely use cannabis while traveling.
- **There is no comprehensive guide** geared towards the traveler in search of cannabis.
- **There is limited funding for scientific research** on the efficacy of Cannabis.

Solution

- We have created CANRVE.com, an online platform that will connect the cannabis community in a way that is not currently offered anywhere else. Travelers who use cannabis, for recreational or medicinal purposes, can find travel providers who understand their lifestyle.
- CANRVE allows homeowners and cannabis-friendly service providers to earn an extra income and provide a service to the cannabis community at large.
- CANRVE believes in the medicinal healing properties of cannabis. We are passionate about medical marijuana research and making cannabis more readily available to those suffering from a multitude of ailments including epilepsy, cancer, chronic pain, neurological and mental health disorders, and more.

Market Validation & Size

Market Validation

- AirBnB has 160 Million Users (Worldwide) / 90,000,000
- Reservations / 89.94M visitors / 640,000 listings in the US (August 2017)
- Couchsurfing has 15 Million Users (Worldwide) Stay with Locals and meet Travelers 12.68M visitors to site
- Bud and Breakfast has 421 cannabis friendly homes and growing

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

- Leafly - Dispensary guide in the 1000s in markets that has medical and recreational dispensaries

- Weedmaps - Dispensary guide in the 1000s in markets that has medical and recreational dispensaries

Market Size

- 2 Billion Trips Booked (Worldwide). Total Available Market (Source -Travel Industry Assn. of America and World Tourism Organization)

- $683.1 B Direct spending on leisure travel by domestic and international travelers. (Source US Travel Association)

- United States - 29 Legal Medical Marijuana States and Washington, DC with nine that are Medical and Recreational which includes Alaska, Colorado, California, Main, Massachusetts, Oregon, Washington State, Washington DC and Nevada.

- Other Countries include Canada, (MR) Jamaica, (MR) Spain, (MR) Netherlands, (MR) Uruguay, (MR) Portugal, (MR) Switzerland, (MR), Germany (MR) + more.

- Using AirBnb's listed homes of 218,927+ in the 9 states in the US. (M+R) $52,542,480 revenue conservatively

- CANRVE's (Projected) Share of market 20% = $10,508,496 / 43,785 Listed Homes conservatively

- Total dispensaries using Leafly and Weedmaps annual revenues of $19,900,000+ / 3500+ listed Dispensaries and growing. (The revenue numbers represented for dispensary listings are estimates based on dispensary listings ranging from $295 - $1000+.

- CANRVE's (Projected) Share of market 50% of available $5,775,000 / 1750 (Dispensaries listing products at $275)





11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Why CANRVE?

CANRVE.com is an intuitive website that guides the user through an easy to use booking engine where they can securely reserve cannabis friendly rental homes, events, activities and chef services. CANRVE.com also hosts a complete dispensary guide to allow visitors to a featured destination to locate the dispensary nearest to them or offering the specific product they are seeking while traveling.

Anyone may sign up to be our partner and list their cannabis friendly rental home or business for free using our very easy dashboard.

Property owners can become CANRVE hosts, renting out their home or extra rooms while earning cash to fund their own dream vacation, home-improvement project, or perhaps a new car.

Cannabis friendly events and activity providers can partner with CANRVE to grow their business. Securing a vacation rental is only part of the travel planning process. The traveling cannabis community wants to know what there is to see and do when they visit a legal cannabis state.

CANRVE promotes the culinary arts by partnering with private chefs who specialize in cannabis infused-dining experiences. These cannabis chefs are available for hire to prepare meals at the guest's private vacation rental or might host private dining events and offer tickets for sale on CANRVE.

CANRVE invites dispensaries and medical marijuana doctors to list their locations for FREE via a platform that was designed to help both marijuana patients and recreational users navigate each location and store's specific cannabis offerings.

CANRVE's C-Social is a social platform for medical marijuana patients and recreational users to post about their personal experiences with cannabis. We encourage robust conversation around such hot topics as the health benefits of marijuana, economic views of the industry and social acceptability as well as product reviews. C-Social is also the place to "keep it real" and share those hysterically funny moments that every cannabis user has experienced at one time or another. There has never been a better time to be open about your thoughts on marijuana.

Business Model

- All listings are free
- We take a 10% fee on each home transaction
- We also take 18% fee from all Lifestyle Activities + C-Chef transaction
- Featured listings pay a premium, weekly, monthly or annually
- Dispensaries pay a premium to list their products monthly or annually

C-Homes

- CANRVE Home Reservations - 20% of available market = $10.5M
- Homes average $25 Fee $80/night for 3 nights
- Total home gross revenue projection by 2021 = $38M (20% increase annually)

Dispensaries

- Dispensaries listing products = $5.25 M / 50% of available market

- Total dispensary gross revenue projected by 2021 = $19 M (20% conservative increase annually)

Competition

CANRVE's competitors in the online vacation rental space

11/21/2017

FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

CANRVE's competition in the online cannabis friendly rental home market is Airbnb, Bud and Breakfast, The Travel Joint, and Potguide. The first three companies are our strongest competitors because they already have an established online presence. While Airbnb is the most widely recognized with an excellent reputation in the home rental marketplace, they do not market directly to the cannabis community. Bud and Breakfast is still growing but at a much slower pace than what they have previously predicted. They also lack the full-service travel experience that CANRVE offers. The Travel Joint business model is closest to ours, but they have limited their market to only four states, Nevada, Oregon, Washington and Colorado and are also growing at a languid pace. PotGuide is not a strong competitor because their primary focus is a dispensary guide and not travel.

Currently, the cannabis-friendly home rental and hotel market are so new that statistics are not available to the public. We can conclude how these companies are doing based on their number of product offerings as well as how that number compares today to the predictions they put out in their press pieces at the time of launch. For example, Bud and Breakfast predicted they would be at 3000-4000 homes by the end of 2016 and only have around 421 listings on their site currently.

CANRVE's competitors in the online dispensary and medical marijuana guide space

There are many online dispensary guides. However, we only consider the most popular ones as our true competition. These are Leafly, Weedmaps, Potguide, LeafStrain, Marijuana Connect, Lift and MassRoots. While all of these guides are succeeding at their primary focus of providing information on dispensaries, none of them include the full-service travel experience that CANRVE offers.

The exact number of operating dispensaries fluctuates day to day because of the high number of dispensaries that are shut down for noncompliance and brand new dispensaries opening their doors at a rapid pace. The amount ranges from 5000+ in the US.

Competitive Advantage

CANRVE is the first full-service cannabis friendly travel site offering vacation rentals, lifestyle events and activities, private chef and culinary services, and more.
CANRVE is the first to globally market the concept of a cannabis friendly vacation rentals and lifestyle experience online booking platform.
CANRVE is the first to globally market the concept of a cannabis-chef culinary services booking platform.
CANRVE is a beautiful site that is appealing to the user.
CANRVE is easy to navigate.
CANRVE will offer photographer services to ensure the best quality of photos is displayed for all cannabis business partners.
CANRVE gives you better value for your listing pages by offering more real estate to showcase your products.
CANRVE will add representation in international legal cannabis markets such as Jamaica and Spain.
CANRVE offers our cannabis business partners a platform to earn monies doing what they love with a like-minded cannabis community.
CANRVE offers FREE basic listings to all, charging only for featured placement and product advertising.

Marketing and Sales

There are thousands of hotel and home rental websites and around 50-100
dispensary guides and medical marijuana doctor listing services in the market today and growing.

With such a high volume of hotel and home rental websites and dispensary/MMD websites and apps out there, how will

11/21/2017
FP: ⬤ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

CANRVE stand out from the crowd? The answer is with a strong, active, and aggressive website and app marketing strategy that will not only make people aware of our product but influence them to use our website and eventually download our app. In short, a marketing strategy that will put our web/app at the top of organic searches and one of the first products offered in app store marketplaces.

In this marketing outline, we will detail our strategies and give a clear idea of how we will make CANRVE's site and app recognizable, profitable, and a tool for opening new business opportunities. We'll also provide information about the marketing challenges our website and app could face and how we'll resolve them using key strategies. These plans include Website Optimization (SEO) and App Store Optimization (ASO), establishing niche landing pages, enabling Google Adwords, ensuring people notice our website and app before, during, and after its launch.

Who will CANRVE market to?

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

Open until: *01/31/2018*

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

1.

Property owners (aka host) in each legal US State Medical and Recreational marijuana use.

States include:

- Alaska
- California
- Colorado
- Maine
- Massachusetts
- Nevada
- Oregon
- Washington State
- Washington DC.

2.

Property owners (aka host) in each legal US State medical marijuana use only.

States include:
- Arizona
- Arkansas
- Connecticut
- Delaware
- Florida
- Hawaii
- Illinois
- Maryland
- Michigan
- Minnesota
- Montana
- New Hampshire
- New Jersey
- New Mexico
- New York
- North Dakota
- Ohio
- Pennsylvania
- Rhode Island
- Vermont
- West Virginia



3.

Property owners (aka host) in other destinations that are either medical marijuana only or recreational as well.

Countries include:

- Australia (M)
- Canada (MR)
- Chile, (M)
- Colombia (MR)
- Czech Republic (M)
- Jamaica (MR)
- Netherlands (MR)
- France(MCC)
- Romania (MCC)
- Uruguay (MR)
- Spain (MR)

MR stands for Medical and Recreational
M stands for Medical
MCC stands for Medications containing cannabis derivatives Dispensaries, Kitchens

Travelers and event attendees + planners

- The on the go cannabis user looking for a cannabis friendly home when they travel.
- The medical marijuana patient seeking relief and easy uncomplicated access to cannabis when they are away from home.
- The traveler looking for easy access to cannabis when they are on vacation.
- Bachelor and bachelorette parties seeking a new experience in a cannabis friendly environment.
- Girlfriend getaways over long weekends or holidays.
- Guy getaway weekends or holidays.
- The cannabis event, festival, and concert attendee.
- Recreational cannabis user wanting to keep their finger on the pulse of what's happening in the industry.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

- Foodies seeking a unique and dining experience.
- Cannabis users who want to be pampered with the service of a private chef.
- Wedding receptions seeking to offer "bud bars" in addition to the expected cocktail bar.
- Cannabis industry event planners who are looking for a resource for fresh and exciting entertainment ideas.

DISPENSARIES

- Dispensaries seeking to grow their audience beyond their local zip codes and attract a global audience.
- Dispensaries seeking another avenue to advertise their location, brand, and products.

MEDICAL MARIJUANA DOCTORS

- Medical marijuana doctors seeking new patients.
  Medical marijuana doctors seeking another avenue to advertise their location, brand, and products.

Where Will CANRVE Market?

CANRVE will utilize sophisticated technology that picks up every intricate data point on every rental listing in the world. Whether we want to analyze short-term rental rates in Colorado or regulatory impacts in Manhattan, this technology has the most comprehensive & longest spanning data set. This will assist us to target the cannabis-friendly markets for homes and vacations.

CANRVE BUZZ

CANRVE buzz is about getting people to talk! This is a type of viral marketing that we will achieve through word-of-mouth and conversations on social media platforms. By getting people to talk about CANRVE, recognize our brand, drive traffic to our website/app, and ultimately increase revenue.

Perhaps the most critical aspect of buzz marketing is social media marketing. CANRVE will maintain a strong online presence on social media sites. From generating highly shareable content to growing our number of followers, we will continue to be committed to ensuring our social media accounts are well-curated and engaging. CANRVE social media accounts will be a vital tool in connecting with our users. This is a place to ask questions, get feedback, address problems, advertise our web/app, and tap deeper into our user's' preferences.

Aside from social media management, we'll create a wide array of well-designed online promotional tools such as videos and email newsletters. We will connect with people who are influential and engage our users through meaningful online dialogues that make our web/app remarkable. Engaging all Dispensary, MMD, Cannabis Friendly Event partner social media handles, showing support. Since our launch, we have been engaging outspoken cannabis audience.

Every Wednesday at 5 est, CANRVE hosts our #cannabischat through twitter. This audience has been growing and using the opportunity to give everyone a voice touching on all things cannabis.

CANRVE'S SOCIAL MEDIA HANDLES:

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

• Twitter - https://twitter.com/canrve
• Instagram - https://www.instagram.com/canrve/
• Pinterest - https://www.pinterest.com/canrve0665/pins/
• F a c e b o o k - h t t p s : / / w w w . f a c e b o o k . c o m / Canrve-968633629940986/
• L i n k e d i n - h t t p s : / / w w w . l i n k e d i n . c o m / i n / o r b i n -johnson-669b76150/

CANRVE launched a few social media campaigns to tease the market and gather feedback and the response was exciting and plentiful!

CANRVE will also seek out and join the best strictly cannabis social networks such as WeedLife.

CANNABIS MEDIA is all a buzz. In addition to our social media campaigns, we will release multiple press releases to the following outlets:

- Hightimes
- Sensi
- TheCannabis

CANRVE's Team

Made up of very talented entrepreneurs in many areas of expertise. We are travel professionals with combined experiences of over 60 years in the travel space in sales, marketing, advertising, graphic design, banking, real estate to name just a few. We are fathers, mothers, brothers, sisters and not grandparents as of yet but looking forward to that day. We are admittedly "type A" workaholics who are dedicated to making a difference in this era of well-needed change. Dwight Orbin Johnson wants CANRVE to be the answer and choice for all cannabis-friendly travels worldwide. Johnson and his team want to give everyone a platform to share their voice. We are 100% behind all efforts towards the legalization of medical marijuana and adult recreational use. We each have our own stories, but the more stories we hear of people suffering unnecessarily from chronic pain and illnesses that could be eased with increased access to medical marijuana, CANRVE's mission to help is apparent.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Orbin Johnson | Founder and CEO

Driven by ideas, creativity, and leadership Orbin is the visionary at the helm of CANRVE. With 3 million miles traveled and having worked 29 years in business development for the same firm, Orbin guides the team with an outstanding skill set and business acumen.



Ray Carty | Chief Operating Officer

Ray is a results-driven and highly motivated Financial Services Professional known for delivering record-breaking revenue and profit gains within highly competitive regional markets. He brings to the table an enthusiasm for providing tactical business solutions.



11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

LAURA Rostenberg | Communications Director

Laura joins CANRVE as a 19-year veteran of the travel industry. With a passion for social media and fresh innovative ideas, CANRVE is the perfect crossover for Laura to expand on her expertise.



Nadine Johnson I Vice President of Business Development and Sales Operations

With over 20 years of experience, Nadine is a skilled business development and marketing professional, starting her early career in Sales in the telecommunications industry, and transitioning into beverages. She brings a diversified background to her position as Vice President of Sales for CANRVE.



11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Anthony Ebanks I Destination General Manager I Jamaica

With over 20 years of management experience in the hospitality industry, Tony is a seasoned operations manager that has brought positive changes to the level of service received by guests across the Caribbean. Tony is a Jamaican who simply loves the hospitality industry and is always looking to improve and enhance visitor experiences.



Jaime Sanks | Director of Sales

Jaime's Career in Sales and Marketing began in the travel industry, specializing in Destination Weddings and Honeymoon travel. She has received many awards and accolades for her achievements in the travel industry as well as for her charity work.



Michael Miller I Business Development Representative

Michael comes to Canrve with an extensive background in hospitality sales having successful stints at multiple travel industry giants. Michael gained experience in advertising, sales, and marketing as an Account Executive media giant Clear Channel Outdoors.



11/21/2017
FP: 🔼 truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Forecasted Profit and Loss

® Projected Revenue	Total Year 1	Total Year 2	Total Year 3	Total Year 4	Total Year 5
Adsense Paper Click Revenue low	$33,323	$52,745	$92,304	$115,380	$230,760
C-Lifestyle Activity Projections	$14,580	$23,436	$41,013	$51,266	$102,533
C-Home Rentals revenue fee	$78,750	$111,090	$194,408	$243,010	$486,020
Affiliate Marketing CR Projections					
Banner Ad Sales CR Projections					
Vape Shops Listing Products	$646,250	$2,520,000	$4,590,000	$7,752,000	$8,328,000
Gross Revenue	$772,903	$2,707,271	$4,917,725	$8,161,656	$9,147,313
Cost of Goods Sold	**$27,000**	**$44,550**	**$89,100**	**$98,010**	**$117,612**
Gross Margin	**$745,903**	**$2,662,721**	**$4,828,625**	**$8,063,646**	**$9,029,701**

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

Open until: *01/31/2018*

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

	Total Year 1	Total Year 2	Total Year 3	Total Year 4	Total Year 5
Operating Expenses					
Office Lease @ ($20/sq.ft.) 1500sq		$34,000	$35,700	$39,270	$47,124
Office Equipment		$6,250	$6,563	$7,219	$8,663
Office Furniture		$5,000	$5,250	$5,775	$6,930
Management Software	$50,000	$52,500	$57,750	$72,188	$93,844
Marketing	$225,000	$236,250	$259,875	$324,844	$422,297
Marketing Analytics	$50,000	$52,500	$57,750	$72,188	$93,844
F/T Salaries	$150,500	$158,025	$173,828	$217,284	$282,470
CEO Salary	$50,000	$52,500	$57,750	$72,188	$93,844
Copywriter	$2,700	$2,835	$3,119	$3,898	$5,068
Finance	$2,700	$2,835	$3,119	$3,898	$5,068
Business Travel, Meals & Entertainment	$65,000	$68,250	$75,075	$93,844	$121,997
Product Development	$225,000	$236,250	$259,875	$324,844	$422,297
Sales (2 personel)	$68,250	$71,663	$78,829	$98,536	$128,097
HR/Office Manager		$0	$0	$60,000	$78,000
Auto Expenses	$30,000	$31,500	$34,650	$43,313	$56,306
Legal & Professional Services	$20,000	$21,000	$23,100	$28,875	$37,538
Total Operating Expenses	$939,150	$1,031,358	$1,132,231	$1,468,162	$1,865,846
Net Profit	-$193,247	$1,631,364	$3,696,394	$6,595,485	$7,163,855

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

These are the risks that relate to the company:

1. **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

2. **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

3. **This is a brand-new company.** We were formed in 2017, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

4. **We compete with other companies.** A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this Point.

5. **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

6. **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering ould result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

7. **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

8. **We could become subject to regulation.** Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As Crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

9. **We are selling convertible notes.** The convertible notes will convert into equity securities in th event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

10. **As a new company we have a limited operating history.** The Company was organized on October 20, 2017. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected, and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

11. **We expect losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

- fully develop and broaden our technology and product offerings;
- acquire customers
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

12. **Our success is dependent on our key personnel.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted, and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

13. **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions; which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

14. **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

15. **Our efficiency may be limited while our current employees and future employees are being integrated into our operations.** In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

16. **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

17. **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

18. **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

19. **If the Company incurs commercial debt, there may be risks associated with such borrowing.** If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

20. **Many of our competitors have greater brand recognition and greater financial, marketing and other resources.** Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

21. **Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

22. **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

23. **Business may not grow as planned.** The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

24. **You can lose 100% of your investment.** Many small business startups like the Company fail. CANRVE is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

25. **The general adoption of new technology cannot be assured.** The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a topdown adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

26. **Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.** Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete.
● respond to changes in industry standards and practices on a cost-effective and timely basis. We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

27. **We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability** ● interruption of business operations;
   ● delay in market acceptance;
   ● additional development and remediation costs;
   ● diversion of technical and other resources;
   ● loss of customers;
   ● negative publicity; or
   ● exposure to liability claims.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

28. **We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion.** The market is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

29. **Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact our business.** Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability. In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

30. **If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties.** As our technology and products develop, we may become increasingly subject to infringement claims. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:
    ● be expensive and time-consuming to defend;
    ● cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
    ● require us to redesign our products, if feasible;
    ● divert management's attention and resources; and
    ● require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

losses incurred may increase, and our business will suffer material adverse effects, or may fail.

31. **Operational risks.** Supply chain matters are not entirely controllable. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

32. **Financial risks**. In an economic down-turn, travel/cannabis may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

33. **General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales.** Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

34. **Indebtedness of the Issuer.** See attached financial documents.

35. **Risks Associated with an Investment in Securities Best efforts offering.** This Offering is being made on a "best efforts" basis with no minimum number of units required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of units are sold and proceeds will be realized by the Company.

36. **There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received.** There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Units may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Units are placed, then we may not have sufficient capital to operate.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

37. **Units are not guaranteed and could become worthless.** The Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

38. **Future capital needs; Dilution.** The Company believes that the net proceeds of the Offering of the Units will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, if additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

39. **We are relying on certain exemptions from registration.** The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

40. **The Units are restricted securities and a market for such securities may never develop.** Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Units, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

41. **We may be required to register under the Securities Exchange Act.** The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency. Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business. The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult

11/21/2017
FP: ▲ truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate
governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration
statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –
can significantly slow the efforts of private companies such as the Company that may seek to
enter the public markets.

42. **The Offering price is arbitrary.** The price of the Units offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Units bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

43. **Additional unforeseen risks.** In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Units bears the risk of a complete and total loss of his/her/its investment.

44. **Marijuana (Cannabis) is federally illegal.** There are various enforcement memoranda the Feds have issued on the subject, none of those memos have any real legal meaning or effect and — most importantly — they are not going to protect a cannabis company or any of its investors from criminal prosecution or asset forfeiture under the federal Controlled Substances Act (and, of course, a new U.S. President could change the DOJ's current enforcement priorities). If the federal law will be enforced and the Cannabis activities will go back to the black market, the Company will be out of business.

45. **Investors risk criminal liability and cannabis business assets are subject to forfeiture.** Because marijuana/Cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal. If the federal law will be enforced and the Cannabis activities will go back to the black market, the Company will be out of business.

46. **Marijuana businesses may still not be able to secure bank accounts.** Though more banks are providing services to marijuana businesses, most banks, and financial institutions will not because they worry about criminal liability

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

under the federal Controlled Substances Act and the Bank Secrecy Act for money laundering. Though FinCEN issued guidelines in 2014 that allow financial institutions to provide bank accounts to marijuana businesses, few banks have taken advantage of those guidelines and many marijuana businesses still operate on an all-cash basis. This makes it tough for cannabis businesses to manage their businesses, pay their employees and taxes, and having so much cash on hand also creates significant public safety issues. Many ancillary businesses (including the Company) that service cannabis businesses have to deal with the unpredictability of their clients or customers not having a bank account.

47. **State marijuana laws and rules are not uniform from state to state and they can, and do, change constantly**. This lack legal uniformity and the legal instability might hurt the Company because we might have harder times to get new quality issuers. Marijuana laws and regulations on investment and financing vary among the states where cannabis is legal. For example, until recently, Washington State required lenders to cannabis businesses to have been Washington State residents for at least six months before lending funds. Lenders are now exempt from this residency requirement, but it still applies to owning any portion of a cannabis business in the state. Contrast that with Oregon, which freely allows out of state investors, while Alaska does not.

48. **Risk of Prosecution for Marijuana-Related Hosts and Travelers**. If you are considering investing in a company that leasing space to the marijuana/cannabis industry, be aware that marijuana/cannabis-related companies may be at risk of federal, and perhaps state, criminal prosecution. The Department of Treasury recently issued guidance noting: "[T]he Controlled Substances Act ("CSA") makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Many states impose and enforce similar prohibitions. Notwithstanding the federal ban, as of the date of this guidance, 28 states and the District of Columbia have legalized certain marijuana-related activity. Even if we are an ancillary cannabis business, if the federal law will be enforced and the Cannabis activities will go back to the black market, the Company will be out of business.

Intellectual Property Rights

The Company Does not currently hold any patent or intellectual property right protections for its products. The Company is in the process of trademarking the CANRVE logo, name and tagline and copywriting its use of the Website, the App and several marketing items. There is the risk that the Company will be unable to successfully register its intellectual property.

The Company is not aware of any intellectual property infringements with its products or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to sell a particular product or family of products due to an injunction, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any

11/21/2017
FP: ▲ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world,
we can make little or no profit and can be driven out of business.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

Funding Proceeds will be used for the overall marketing and operations management of Canrve as it seeks to grow and capitalize within the Cannabis Marketplace. Please see Specific breakdown of Funds below.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$20,000	$1,070,000
Less: Offering Expenses (FP Fees)	$3,500	$85,600
Net Proceeds	$16,500	$984,400
Use of Net Proceeds		
Advertising and Marketing	$16,500	$75,000
Content Management Software Investment		$50,000
Marketing Analytics & Testing		$50,000
Full Time Payroll		$170,000
Legal Counsel		$20,000
Product Launch Marketing		$179,300
Product Development		$200,000
Business Travel		$65,000
General Operating Expenses		$150,000
Reserve		$25,100

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

Total Use of Net Proceeds	**$16,500**	**$984,400**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offering, the company will engage Colonial Stock Transfer Agent to transfer the securities to the newly acquired security holders. truCrowd will direct the Escrow Agent to release the money to the Company and will coordinate the issuance of the new security to the new holders, with the both the Stock Transfer and the Company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

11/21/2017
FP: **truCrowd**

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale	SAFE+REV (TM) (Simple Agreement for Future Equity plus Revenue Participation)
Valuation Cap	$6,500,000
Discount Rate	N/A
MFN Provision	No.
Anti-Dilution Rights	No.
TARGET number of SAFE+REV Units(TM)	4,000
Maximum number of SAFE+REV Units(TM)	214,000
Purchase price per SAFE+REV Unit(TM)	$5
Minimum SAFE+REV Units(TM) per investor	20
Offering deadline	January 31, 2018
Use of proceeds	See page 26
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	12%
Total Per Unit Target Defined Return (from each Class A Revenue Share Unit)	$15
Measurement Period Start	1/1/2019
Measurement Period END	12/31/2059

See the full terms on Addendum A: SAFE+REV Agreement.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

11/21/2017
FP: 🔵 truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units:				
	1,000	1,000	☑ Yes ☐ No	☐ Yes ☐ No
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The terms of the securities offered cannot be modified, however is in the control of the existing membership units' holders when a liquidity event (that will trigger the conversion of the SAFE into equity) will happen.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes   ☐ No

The SAFE+REV Units sold in this offering, have Revenue Participation Rights and no voting rights until the SAFE will get converted into equity.

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The terms of the securities offered cannot be modified, however is in the control of the existing membership units holders when a liquidity event (that will trigger the conversion of the SAFE into equity) will happen.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Valuation Average Weights

Weights
of the 5 methods



| 33% | 34% | 11% | 11% | 11% |

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

VALUATION

The Average Pre-Money valuation is: $ 6,483,912

Lower Bound $ 3,220,000

Higher Bound $ 9,748,000

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$6,500,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

11/21/2017
FP: ⬤ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
N/A	$ None	% N/A		

25.   What other exempt offerings has the issuer conducted within the past three years?
None.

11/21/2017
FP:

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

   None to all four questions.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The founders contributed $34,040 in capital, of which, $25,238 were used to develop the website canrve.com.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

JDwight Limited Liability Company
For the Period Ended October 31, 2017
With Independent Accountant's Review Report

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

JDwight Limited Liability Company
Financial Statements
For the Period Ended October 31, 2017

Contents


CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

Independent Accountant's Review Report

The Board of Directors
JDwight Limited Liability Company

I have reviewed the accompanying balance sheets of JDwight Limited Liability Company dba CANRVE (the Company) as of October 31, 2017, and the related consolidated statements of operations, changes in partners' equity, and cash flows for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A. Hamza

Plano, Texas
November 20, 2017

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

JDwight Limited Liability Company
Balance Sheet

	October 31, 2017
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Total current assets	–
Property and equipment, net	25,219
Total assets	$ 25,219
Liabilities and members' equity	
Current liabilities:	
Total current liabilities:	–
Other long-term liabilities:	– –
Total liabilities	–
Partners' equity: *(note 3)*	
Dwight Orbin Johnson	
Total partners' equity	25,219
Total liabilities and partners' equity	$ 25,219

See accompanying notes.

11/21/2017
FP: **truCrowd**

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

JDwight Limited Liability Company
Statements of Operations
For the Period ended

	October 31, 2017
Revenues	$ -
Expenses:	
Consulting fees	3,500
Depreciation expense	19
Internet expense	927
Licenses and Permits	186
Telephone	1,603
Website expenses	2,596
Total operating expenses	$ 8,831
Net loss	$ (8,831)

See accompanying notes.

11/21/2017

FP: ⬤ truCrowd

Open until: *01/31/2018*

JDWight LLC dba CANRVE

20423 State Road 7, Suite #6

Boca Raton, FL, 33498

305 582-8411

CANRVE

YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

JDwight Limited Liability Company
Statements of Cash Flows

	Period Ending October 31, 2017
Operating activities	
Cash receipt from customers	$ -
Cash paid to suppliers	(8,812)
Net cash used by operating activities	(8,812)
Investing activities	
Computer and software	(25,238)
Net cash used in investing activities	(25,238)
Financing activities	
Proceeds from capital contributed	34,050
Net cash provided by financing activities	34,050
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

11/21/2017
FP: ⬤ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

JDwight Limited Liability Company
Notes to Financial Statements
October 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

JDwight limited liability company, dba CANRVE (the Company), a Florida limited liability company, offers a platform-CANRVE.com, an intuitive website that guides the user through an easy to use booking engine where they can securely reserve cannabis-friendly rental homes, dispensary guide, chef services, and local cannabis related activities. The Company's cannabis lifestyle activity offerings will include adventures such as cannabis farm tours, infused spa treatments, art classes, cooking classes and more. CANRVE.com also hosts a complete dispensary guide so visitors to a featured destination can locate the dispensary nearest to them or offering the specific product they are seeking while traveling.

CANRVE.com is simple to use with multiple interfaces for each of our target audiences. The Company's audience base is broken into two sectors; partners and travelers. Current partners are property owners, lifestyle activity providers, dispensary owners and cannabis chefs who have decided to list their business on CANRVE. CARNVE gives their partners a platform to showcase their services to an audience of likeminded individuals who have the strongest potential of becoming their clients.

Although, Cannabis is illegal at federal level, to date, eight states and Washington DC have legalized both recreational and medical marijuana. The Company's initial product offering is centered around these states -Washington, Oregon, Alaska, Colorado, California, Massachusetts, Nevada, and Maine. Over the course of next twelve months, the Company also plans to move into the medical marijuana only states, Canada and other International Destinations.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a LLC and will be taxed at partner level.

2. Property and Equipment

Property and equipment consists of the following:

	October 31, 2017
Website	$ 23,828
Computer equipment	1,410
Less accumulated depreciation and amortization	(19)
Net property and equipment	$ 25,219

Depreciation expenses is only for laptop. Website will be amortized once it is placed in service.

3. Commitments and Contingencies

None exists at the time of the issuance of this report.

11/21/2017
FP: ◢ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

JDwight Limited Liability Company
Notes to Financial Statements
October 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

JDwight limited liability company, dba CANRVE (the Company), a Florida limited liability company, offers a platform-CANRVE.com, an intuitive website that guides the user through an easy to use booking engine where they can securely reserve cannabis-friendly rental homes, dispensary guide, chef services, and local cannabis related activities. The Company's cannabis lifestyle activity offerings will include adventures such as cannabis farm tours, infused spa treatments, art classes, cooking classes and more. CANRVE.com also hosts a complete dispensary guide so visitors to a featured destination can locate the dispensary nearest to them or offering the specific product they are seeking while traveling.

CANRVE.com is simple to use with multiple interfaces for each of our target audiences. The Company's audience base is broken into two sectors; partners and travelers. Current partners are property owners, lifestyle activity providers, dispensary owners and cannabis chefs who have decided to list their business on CANRVE. CARNVE gives their partners a platform to showcase their services to an audience of likeminded individuals who have the strongest potential of becoming their clients.

Although, Cannabis is illegal at federal level, to date, eight states and Washington DC have legalized both recreational and medical marijuana. The Company's initial product offering is centered around these states -Washington, Oregon, Alaska, Colorado, California, Massachusetts, Nevada, and Maine. Over the course of next twelve months, the Company also plans to move into the medical marijuana only states, Canada and other International Destinations.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

11/21/2017
FP: truCrowd

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer?
         ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking?
         ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities?
         ☐ Yes ☑ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

11/21/2017
FP: truCrowd

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

Open until: *01/31/2018*

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30 of each year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: canrve.com

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

      (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

11/21/2017
FP: **truCrowd**

Open until: *01/31/2018*

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

11/21/2017
FP: ⬩ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Addendum A: SAFE+REV Agreement

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between JDWight LLC dba CANRVE (herein referred to as "Investor") and _____ (herein referred to as "Issuer/Company", "Issuer", and "Company") for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

    (A) $_____ purchase amount of the equity more fully described in the attached Exhibit A,
and

    (B) _____ Class A Revenue Share Unit(s) more fully described in the attached Exhibit B.

    Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Florida, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+REV Agreement, in which case this SAFE+REV Agreement shall prevail. In the event of any conflict between Exhibit A and Exhibit B, Exhibit B will prevail.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

11/21/2017

FP: 🔵 truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], JDWight LLC dba CANRVE, a Florida LLC (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $6,500,000.

The "**Discount Rate**" is None.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

11/21/2017
FP: ▲ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses,

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

11/21/2017

FP: ⬤ truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$16,500**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.
This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor".
Issuer: JDWight LLC dba CANRVE a Florida LLC is herein referred to as the "Issuer".

Number of Units to Investor: Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor.

Offering Metrics:
o   Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".
o   The "Offering Gross Revenue Participation Percentage" 12%
o   The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2059
o   The "Total Per Unit Target Defined Return" is $15
For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

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1.   **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:
·   Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"
·   Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Target Defined Return.
2.   **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.
On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Target Defined Return for the said Class A Revenue Share Unit(s).

11/21/2017
FP: truCrowd

Open until: *01/31/2018*

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

CANRVE
YOUR CANNABIS FRIENDLY HOMES AND LIFESTYLES

JDWight LLC dba CANRVE
20423 State Road 7, Suite #6
Boca Raton, FL, 33498
305 582-8411

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$16,500
Maximum Amount	214,000	$1,070,000	$984,400

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____